QWEST COMMUNICATIONS INTERNATIONAL INC.
                           QWEST CAPITAL FUNDING, INC.
                             1801 California Street
                             Denver, Colorado 80202





                                          April 23, 2003




Via EDGAR
-----------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Qwest Communications International Inc.
              Qwest Capital Funding, Inc.
              Request to Withdrawal Registration Statement on Form S-3 SEC File Number 333-82142

Ladies and Gentlemen:

            Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Qwest Communications International Inc. and Qwest Capital Funding, Inc. (the "Registrants") hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of their Registration Statement on Form S-3 (File No. 333-82142) originally filed with the Commission on February 5, 2002, together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registrants do not intend to conduct the offering of securities contemplated in the Registration Statement at this time. The Registrants request that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

            The Registrants confirm that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed. The Registrants request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' accounts to be offset against the filing fee for any future registration statement or registration statements.

            The Registrants hereby respectfully request that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrants at (303) 296-2782 and to the Registrants' counsel, Allison M. Keller, Esq. of O'Melveny & Myers LLP, at (310) 246-6779. If you have any questions regarding this application for withdrawal, please contact Ms. Keller at (310) 246-6824.



                              Very truly yours,


                              QWEST COMMUNICATIONS
                              INTERNATIONAL INC.

                              QWEST CAPITAL FUNDING, INC.



                              By:   /s/  OREN SHAFFER
                                  --------------------------------
                                   Oren Shaffer
                                   Vice Chairman and Chief Financial Officer


cc:   Steven L. Grossman, Esq., O'Melveny & Myers LLP
      Allison M. Keller, Esq., O'Melveny & Myers LLP